Exhibit T3E.13
Stelco issues restructuring update
HAMILTON, ON, March 27 /CNW/ — Stelco Inc. today issued an update in the matter of the finalization and approval of principal documents as the Company moves towards implementation of its restructuring plan, expected to occur on March 31, 2006.
On March 24, 2006 Stelco announced the proposed amendment of its restructuring plan to change, among other things, certain terms of the New Secured Floating Rate Notes (“FRNs”) to be issued under the plan. The Company indicated at that time that the proposed amendments had the consent or support of the Court-appointed Monitor, Tricap Management Limited and the Province of Ontario. In that same news release, Stelco said that it was awaiting confirmation from the other equity sponsors and indication from the Senior Bondholder Steering Committee that the Company could proceed with the proposed amendments.
Stelco announced this morning that those confirmations and indications have now been received. This means that the Company will now proceed to seek an Order of the Superior Court of Justice (Ontario) in connection with U.S. securities law requirements and the issuance of the amended FRNs as disclosed in the news release issued on March 24, 2006. Notice of such motion was provided in that news release. The motion is scheduled to be heard on Tuesday, March 28, 2006.
The Company today also announced that the terms of various material documents and agreements contemplated by Stelco’s restructuring plan have now been finalized. These documents include the Company’s ABL Loan Agreement, its Secured Revolving Term Loan Agreement, the Secured Floating Rate Note Trust Indenture under which the Company will issue secured notes, the Province Loan Agreement and Pension Agreement, the Intercreditor Agreement, the Province Intercreditor Agreement, and the Warrant Indenture. Certain of these documents are in the process of being prepared in form suitable for posting. Once the documents are in proper form, they will be posted and accessible through a link available on the Company’s web site.
Stelco today confirmed that is on course for a plan implementation date of March 31, 2006.
About Stelco
Stelco is one of Canada’s longest-established steel companies. It is currently in the final stages of a Court-supervised restructuring. This process is designed to establish the Company as a viable and competitive producer for the long term. The new Stelco will be focused on its two Ontario-based integrated steel businesses located in Hamilton and in Nanticoke. These operations produce high quality value-added hot rolled, cold rolled, coated sheet and bar products.
This news release may contain forward-looking information with respect to the Corporation’s business operations, financial performance and conditions. Actual results may differ from expected results for a variety of reasons including factors discussed in the Corporation’s Management’s Discussion and Analysis section of the Corporation’s 2005 Annual Report. To learn more about Stelco and its businesses, please refer to our Web site at www.stelco.ca.